Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission 450 Fifth Street N.W. Washington, DC 20549-0305	Schering AG

E: joerg.spiekerkoetter@schering.de
	T: +49.30.468-	15873
	+49.30.468-	11 11
	F: +49.30.468-	1 53 09

Your Ref.	Your letter dated	Our Ref. (please indicate when replying)	Date
2005-10-21

Schering Aktiengesellschaft
Form 20-F for Fiscal Year Ended December 31, 2004
Filed March 18, 2005
File No. 001-16143

Dear Mr. Rosenberg:

We refer to your comment letter on the above-referenced matter dated September 15, 2005.

We have responded to the staff’s comment to improve our disclosure related to estimates that reduce gross revenue. Attached to this letter as Exhibit 1, we are providing language, in disclosure format, that we believe to be responsive to the staff’s request for additional information concerning this subject. We intend to include such disclosure in our future filings on Form 20-F.

As requested, we enclose as Exhibit 2 supplemental information that the staff may wish to consider in assessing the adequacy and completeness of our proposed disclosure.

In addition to the attachments, we provide additional information below in response to your comment. To assist the staff in its review, we have repeated your comment and our response thereto immediately following the comment.

Comment:

1.
We believe that your disclosure related to estimates that reduce gross revenue such as product returns, rebates and discounts could be improved. Please provide us the following information in disclosure-type format:

a.
The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

Address	Our Ref.	Date 2005-10-21	Page 2

b.
The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c.
To the extent that information you consider in b. is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, such as end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, explain, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

Response:

We believe that our proposed disclosure as provided in Exhibit 1 is responsive to the staff’s requests. In our proposed disclosure we have identified the key assumptions we use in estimating returns and rebates. We believe that our qualitative discussion of the assumptions underlying our estimates conveys an understanding of the impact that changes in those assumptions could have on the level of product returns, rebates, and discounts. However, the staff will note that we have not included detailed quantitative sensitivity analyses in Exhibit 1, notwithstanding the staff’s request that we do so, because we have concluded that including such details in our disclosure would not significantly enhance the ability of users of our financial statements to assess the potential for variability in our estimates once they have access to the types of information contained in Exhibit 1. In support of this conclusion, we would like to point out that (1) the aggregate balances of our accruals for product returns, rebates and discounts at December 31, 2002, 2003 and 2004 were relatively insignificant (less than 1.3 percent of our annual gross revenues), (2) the amounts attributable to individual components of the accrual are even smaller in relation to gross revenues, (3) historical revisions to prior provisions have not significantly impacted our operating results and (4) for approximately 35-55 percent of these accrual estimates there is virtually no potential for variability because they can be compared with objectively verifiable information known to us before the issuance of our financial statements. Therefore, even an increase in the factors that drive the remaining portion of these accrual estimates to levels beyond the range of what the staff describes as “reasonably likely assumptions” would not be expected to have a material effect on our reported operating results.

In lieu of detailed quantitative sensitivity analyses, we propose to disclose in future filings, where applicable, quantitative information concerning relevant historical experience as well as qualitative language intended to inform users of our financial statements of management’s belief that the potential for future variability in our accruals is not significant relative to our reported operating results. Furthermore, if despite our expectations to the contrary, future circumstances result in unexpected material fluctuations we will disclose and discuss such fluctuations as part of our Operating and Financial Review and Prospects.

Address	Our Ref.	Date 2005-10-21	Page 2

Comment:

d.
If applicable, any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Disclose your revenue recognition policy for such shipments.

Response:

As a matter of policy, Schering has not offered and does not intend in the future to offer incentives to induce a customer to purchase inventory in excess of that necessary to meet anticipated demand. On the other hand, in order to address specific situations such as product launches and changes in product formulations, Schering has on a limited number of occasions made shipments of specific products pursuant to incentives offered to wholesalers and other customers. The purpose of these sales incentive programs was not to induce customers to purchase inventory in excess of anticipated demand. We estimate that the resulting effect was less than 0.3 percent of total gross sales and less than 1.2 percent of operating profit in any one year. As these programs have not significantly affected the aggregate levels of gross or net revenues for any period, management does not propose to address these isolated and insignificant sales incentive programs in its future disclosures. In addition, pursuant to the Inventory Management Agreements (described in the following paragraph), Schering has provided incentives to U.S. wholesalers not to engage in speculative purchases by shipping limited quantities of specific product at pre-price increase prices.

During the past three years, Schering has taken significant steps better to align U.S. wholesaler buying patterns with market demand and to reduce levels of inventory held at those wholesalers, as described further below.

In prior periods in the U.S. market, wholesalers have been known temporarily to build up inventory levels to higher than normal levels in anticipation of price increases or to build up or run down their inventory levels for other reasons not always apparent to the pharmaceutical companies. As a result, as of 2003, Schering entered into Inventory Management Agreements (IMAs) with wholesalers covering approximately 70% of our U.S. pharmaceutical gross sales. These contracts were designed to eliminate speculative purchases by wholesalers in excess of anticipated end customer demand by establishing target inventory levels at the wholesalers. In addition, these IMAs provided for regular reporting of inventory levels and customer withdrawal data. As a result, inventory levels at wholesalers declined from 2.6 months at the end of 2002 to 1.3 months at the end of 2004. During 2005, Schering further addressed the issue of speculative purchasing by U.S. wholesalers by terminating the IMAs and entering into Fee-For-Service agreements which will penalize wholesalers for inventory levels above an agreed threshold level. Therefore, at the end of 2005 we expect wholesaler inventory levels to continue to decline. We believe the result of the contractual obligations in these agreements which give us increased influence over U.S. wholesaler buying patterns combined with improved reporting of inventory levels and customer withdrawal data will be a reduction of the actual level of product returns as well as a reduction in the variability in our product return accrual estimates.

Address	Our Ref.	Date 2005-10-21	Page 4

In Exhibit 1, we have included a statement of our policy with respect to wholesaler incentives, a description of the actions Schering has taken in recent times to align U.S. wholesalers buying patterns with market demand and quantitative information concerning inventory levels at participating wholesalers. We believe our proposed disclosure is responsive to the staff´s request for additional information related to incentives to purchase inventory in excess of our customers’ ordinary course of business inventory level.

Comment:

e.	A roll forward of the accrual for each estimate for each period presented showing the following:

•	Beginning balance,
•	Current provision related to sales made in current period,
•	Current provision related to sales made in prior periods,
•	Actual returns or credits in current period related to sales made in current period,
•	Actual returns or credits in current period related to sales made in prior periods, and
•	Ending balance.

Response:

Pursuant to the staff’s request and supplementally to assist the staff in assessing the adequacy and completeness of our proposed disclosure as set forth in Exhibit 1, we have attached to this letter, as Exhibit 2, a schedule containing the detailed roll-forward of our accruals for product returns, rebates and discounts for the three years ended December 31, 2004. However, it should be noted that Schering has not historically distinguished in its accounting records between actual returns made in the current period related to current period sales and actual returns made in the current period related to prior period sales. This is because wholesalers do not distinguish this information and therefore do not indicate this on their return. In order to assist the staff with its review, the Company has estimated these amounts by analyzing data related to expiration dates of products, and attempted to estimate from that information in which year the sale was made. This estimate is therefore not as precise as it would be if we had the ability to track this information directly.

Given the relatively insignificant amounts involved with respect to the individual accruals and the relatively insignificant potential for variability in year end accrual balances as discussed above, we do not believe that the inclusion of this schedule in our financial statements would significantly enhance the ability of users of those statements to assess the potential for variability in our estimates, and, accordingly we do not propose to include such schedule in our future filings. However, we will continue to monitor the information captured in this schedule and to incorporate it into our future disclosures as appropriate to ensure that users of our financial statements continue to have access to the information they need to assess the potential for variability in our accruals relating to product returns, rebates and discounts

Address	Our Ref.	Date 2005-10-21	Page 5

as well as information concerning material fluctuations from period to period, if any, in the actual levels of product returns, rebates and discounts.

Comment:

f.
Regarding your discussion of results of operations for the period to period net sales comparisons, the amount of and reason for fluctuations for each type of reduction of gross sales, i.e. product returns, rebates and discounts, including the effect that changes in your estimates of these items had on your net sales and operations.

Response:

Operating and Financial Review and Prospects contains a discussion of material changes in volumes, prices and currency by product, product group and geographic segment. Such discussion includes the effect of changes in average prices on revenues. Product returns, rebates and discounts are reflected in the calculation of average prices.

Historically changes in the level of product returns, rebates and discounts generally have not been a significant factor in explaining period to period fluctuations in sales. Therefore, the Company believes that the inclusion of returns, rebates and discounts in its average price change disclosures ordinarily provides users of its financial statements with adequate information concerning their effect on sales by product, product group and / or geographic segment. However, when changes in product returns, rebates and discounts have significantly affected period to period sales comparisons of an individual product, product group or a geographic segment, we have discussed such changes and their effects. For example, effective January 1, 2003, the German Government introduced governmental rebates on pharmaceutical sales. Consequently, we disclosed in our 2003 Form 20-F that negative price effects due to cost-cutting measures in the healthcare sector resulted in a two percent sales decline in Germany. To the extent that fluctuations in the level of product returns, rebates and discounts provide significant explanatory value relative to period to period changes in our sales by product, product group or geographic segment we will continue to disclose the effects of such fluctuations in our future filings.

*   *   *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to the Company’s disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Address	Our Ref.	Date 2005-10-21	Page 6

Should you have any questions or require any assistance concerning this matter, please contact the undersigned at +49-30 468-15415 or our attorneys at Cravath, Swaine & Moore LLP - specifically Mark Hageman at 011-44-207-453-1030.

Very truly yours,

/s/	Dr. Jörg Spiekerkötter
Chief Financial Officer

(enclosure)

Mr. Todd Sherman
Staff Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549-0305

cc (with enclosure)

Mr. Don Abbott
Senior Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549-0305

cc (with enclosure)

Address	Our Ref.	Date 2005-10-21	Page 7

Exhibit 1

Item 5. Operating and Financial Review and Prospects
    - Result of Operations
        - Critical Accounting Policies
            - Critical accounting policies under IFRSs

Revenue from the sale of products is recognized when shipment has occurred, title passes to our customer, the price is fixed or determinable, and collectibility is reasonably assured. Revenues are recorded net of applicable allowances for product returns, rebates and discounts as well as amounts collected on behalf of third parties, such as sales taxes, and goods and service taxes. Management makes estimates of the reductions of gross revenue and recognizes provisions for expected future product returns, rebates and discounts. Such provisions are regularly reviewed by management and adjusted for changes in facts and circumstances, as appropriate. Historically such adjustments have not been significant. Management estimates the potential for future variability in provisions to be insignificant relative to reported operating results.

Depending on local return policies, we accept products for return within a certain period before and after the expiry date of the product. We record provisions for product returns based on historical experience and other information such as wholesaler inventory levels, market demand, and competitor activities. In determining our estimate, we consider reports we receive from wholesalers about their inventory levels and market research provided by third parties. Product returns were less than X percent of total gross sales in 2005 (2004: less than 1 percent, 2003: less than 1 percent).

As a matter of policy Schering does not provide incentives to induce a customer to purchase inventory in excess of that necessary to meet anticipated demand. In order to better align wholesaler buying patterns with market demand, Schering entered into inventory management contracts with U.S. wholesalers covering approximately 70% of our U.S. pharmaceutical gross sales. As a result, the reported average inventory levels at those wholesalers were x.x months at the end of 2005 (2004: 1.3 months, 2003: 1.8 months).

We have rebate arrangements with group purchasing and managed health care organizations, direct customers, and end customers. The rebates depend on pricing formulas and / or on conditions such as the customer’s achievement of performance targets related to volume or value of purchased products, formulary status and agreed market shares as compared to competing products. The rebates relating to a certain sale are billed up to six months after invoicing. Provisions for rebates are calculated based upon our historical rebate payments by product as a percentage of our historical sales and are adjusted for significant changes in aggregate and contracted sales volumes (i.e., new contracts, expiring contracts, changes in rebates on products based on usage or share of the market, entry of new products including generic competition) as well as changes to Schering’s contract strategies and pricing.

Address	Our Ref.	Date 2005-10-21	Page 8

We also pay rebates to governmental institutions or programs such as Medicaid in the U.S. The Medicaid rebates relating to a certain sale are generally billed up to six months after invoicing. Provisions for Medicaid rebates are calculated based upon our historical Medicaid rebate payments by product as a percentage of our historical sales and are adjusted for changes to our contract strategies and pricing, changes to regulations and changes in aggregate and Medicaid sales volumes. Changes in Medicaid sales volumes could be due to restrictions placed or restrictions removed on covered drugs, changes in total eligible population, products awarded on the preferred drug list and prior authorizations in place for drugs not on the preferred drug list.

In some European countries, our business is subject to certain legislatively mandated rebates, with Germany accounting for approximately 90% of these rebates. The provisions for these rebates are based on an estimate of the percentage of sales subject to such rebates. The legislatively mandated rebates in Germany relating to a certain sale are generally billed one month after invoicing. Due to this short time lag, management believes the risk of actual amounts deviating from estimates to be low.

Rebates were less than X percent of total gross sales in 2005 (2004: less than 4 percent; 2003: less than 3 percent).

In addition to rebates, we offer cash discounts for prompt payment in certain jurisdictions. Discounts are generally claimed within one month after invoicing. Due to this short time lag management believes the risk of actual amounts deviating from estimates to be low. Discounts were less than X percent of total gross sales in 2005 (2004: less than 1 percent, 2003: less than 1 percent).

Address	Our Ref.	Date 2005-10-21	Page 9

Exhibit 2

Schering AG Group (Euro mill.)	Product Returns	Rebates	Discounts	Total

Balance at January 01, 2002	4	41	2	47
Current provision related to sales made in current period	20	148	33	201
Current provision related to sales made in prior period	9	-4	0	5
Actual returns or credits in current period related to sales made in current period	-14	-84	-30	-128
Actual returns or credits in current period related to sales made in prior period	-13	-34	-2	-49
Translation adjustment	-1	-8	0	-9
Balance at December 31, 2002	5	59	3	67
Current provision related to sales made in current period	18	160	31	209
Current provision related to sales made in prior period	22	-4	0	18
Actual returns or credits in current period related to sales made in current period	-12	-108	-29	-149
Actual returns or credits in current period related to sales made in prior period	-26	-49	-2	-77
Translation adjustment	-1	-9	0	-10
Balance at December 31, 2003	6	49	3	58
Current provision related to sales made in current period	21	219	32	272
Current provision related to sales made in prior period	15	-2	0	13
Actual returns or credits in current period related to sales made in current period	-14	-169	-30	-213
Actual returns or credits in current period related to sales made in prior period	-21	-42	-3	-66
Translation adjustment	0	-3	0	-3
Balance at December 31, 2004	7	52	2	61
As discussed in our response, product returns have generally been allocated to prior and current year sales by using assumptions based on product expiration dates.